December 9, 2019

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7553

Attn:	Cara Lubit, Staff Accountant

Hugh West, Accounting Branch Chief

Jessica Livingston, Staff Attorney

Michael Clampitt, Attorney Advisor

Re:	XP Inc.

Registration Statement on Form F-1, as amended (File No. 333-234719)

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of XP Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-234719) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00pm, Eastern Time, on December 10, 2019, or as soon as practicable thereafter. We hereby authorize Mathias von Bernuth or Ryan Dzierniejko of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the several underwriters, to modify or withdraw this letter orally.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, anticipate that approximately 4,000 copies of the preliminary prospectus have been or will be sent to underwriters, dealers, institutions, investors and others.

In connection with the distribution of the preliminary prospectus for the above referenced issue, the underwriters have confirmed that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
XP Investments US, LLC
Itau BBA USA Securities, Inc.

As representatives of the several underwriters

[signature pages follow]

Goldman Sachs & Co. LLC

By:	/s/ Facundo Vazquez
Name:	Facundo Vazquez
Title:	Managing Director

[Signature Page to Acceleration Request Letter from the Underwriters]

J.P. Morgan Securities LLC

By:	/s/ Alice Takhtajan
Name:	Alice Takhtajan
Title:	Managing Director

[Signature Page to Acceleration Request Letter from the Underwriters]

Morgan Stanley & Co. LLC

By:	/s/ Genevieve Kinney
Name:	Genevieve Kinney
Title:	Vice President

[Signature Page to Acceleration Request Letter from the Underwriters]

XP Investments US, LLC

By:	/s/ Jared R. Wilson
Name:	Jared R. Wilson
Title:	Chief Compliance Officer

[Signature Page to Acceleration Request Letter from the Underwriters]

Itau BBA USA Securities, Inc.

By:	/s/ Roderick Greenlees
Name:	Roderick Greenlees
Title:	Director, Investment Banking Department

By:	/s/ Renata Dominguez
Name:	Renata Dominguez
Title:	Managing Director, Investment Banking Department

[Signature Page to Acceleration Request Letter from the Underwriters]